UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September 8, 2014

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures: Sasol appoints an independent non-executive director


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")


SASOL APPOINTS AN INDEPENDENT NON-EXECUTIVE DIRECTOR

Sasol today announced the appointment of Ms Nomgando Matyumza as an independent non-executive director with immediate effect.
Ms Matyumza is the lead independent director of Cadiz Holdings Limited and Wilson Bayly Holmes-Ovcon Limited and a non-executive director of Hulamin Limited and Ithala Development Finance Corporation Limited. Gando has held senior financial management and executive positions in various organisations, including South African Breweries, Transnet and Eskom. Gando is a chartered accountant and also holds an LLB degree. She is an ordained minister of the African Methodist Episcopal church.
"We are delighted to have somebody of Gando's calibre join our board. Her background in financial management and experience in the power sector will further enrich our board, while Sasol grows its ambitions in Africa and beyond", said Dr Mandla Gantsho, Sasol's chairman.

8 September 2014
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited




SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date September 8, 2014					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary